Exhibit 99.1

Nexera Enters into Letter of Intent for Exclusive Distribution Rights to Darknet Intelligence Platform for Data Centers

LOI contemplates exclusive worldwide rights to market, promote, resell and distribute Nebo Holdings Limited’s Preempt OSINT platform to operators of data centers

Tel Aviv, Israel, Aug. 03, 2026 (GLOBE NEWSWIRE) -- Nexera Technologies Ltd (“Nexera” or the “Company”) (Nasdaq: NEXR, NEXRW), a data-driven company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”)-driven solutions, today announced that it has entered into a letter of intent (the “LOI”) with Nebo Holdings Limited (“Nebo”), contemplating the appointment of Nexera as the exclusive reseller and distributor of Preempt OSINT, Nebo’s proprietary covert darknet intelligence platform (the “Software”).

Preempt OSINT monitors darknet markets, closed forums and encrypted channels for threat activity targeting a customer’s servers and delivers alerts into the customer’s security operations center. Under the terms contemplated by the LOI, Nebo would grant Nexera the exclusive right to market, promote, resell and distribute the Software on a subscription basis to end customers that are operators of data centers worldwide. The LOI would also permit Nexera to contract with end customers in its own name, manage customer relationships, conduct invoicing and collection and set its own resale prices.

The LOI contemplates a license term of 36 months from the effective date of a definitive license and distribution agreement (the “Definitive Agreement”), with an exclusivity period of the same duration that may be extended by an additional 24 months under certain conditions. The LOI further contemplates a one-off license fee and ongoing monthly support fees, as well as technical support, product training and sales enablement to be provided by Nebo.

Execution of the Definitive Agreement remains subject to the completion of a technical proof of concept to Nexera’s reasonable satisfaction, mutual legal, corporate and compliance due diligence, and any required internal or board or shareholder approvals of each party. Certain provisions of the LOI are intended to be legally binding, while others constitute statements of present intention only. The parties have agreed to negotiate in good faith with the aim of executing the Definitive Agreement within approximately two weeks of the date of the LOI. There can be no assurance that the parties will enter into a Definitive Agreement or that any commercial arrangement will be consummated on the terms contemplated by the LOI if at all.

About Nexera Technologies Ltd

Nexera Technologies Ltd operates, through its subsidiaries, in the fields of advanced technologies for the global HLS sector and e-commerce. Its operations are conducted through three principal lines of business: KeepZone AI Inc., or KeepZone, a wholly-owned subsidiary dedicated to distributing and promoting AI-powered homeland security technologies, including 3D imaging and electromagnetic threat detection, perimeter intrusion detection, counter-unmanned aircraft systems, and multi-layered security solutions for critical infrastructure and global markets; Fort Products Limited, a legacy consumer products operation focused on pest control and remedial products, which was sold to Fort Technology Inc., or Fort Technology, in July 2025 in exchange for a controlling equity interest, with the Company having since reduced its stake in Fort while retaining control and strategic involvement in related e-commerce activities; and its ongoing legacy e-commerce activities, consisting of data-driven online retail operations (primarily on the Amazon Marketplace) conducted through the Company’s other wholly-owned subsidiaries, including Smart Repair Pro and Top Rank Ltd.

For more information on Nexera Technologies, visit: https://nexera-tech.io/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the timing and execution of the Definitive Agreement; the completion and results of the technical proof of concept, due diligence and approval processes; the proposed appointment of Nexera as the exclusive reseller and distributor of the Software under the LOI; the contemplated terms, duration and potential extension of the proposed arrangement; the parties’ ability to commercialize the Software; anticipated market demand; and the potential benefits, revenues and other commercial results arising from the proposed arrangement. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2026, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Michal Efraty

Adi and Michal PR-IR

Investor Relations, Israel

michal@efraty.com